EXHIBIT 99.1

Results of the Votes of the Combined Shareholders’ General Meeting of November 27, 2025

Daix (France), New York City (New York, United States), November 28, 2025 – Inventiva (Euronext Paris and Nasdaq: IVA) (the “Company”), a clinical-stage biopharmaceutical company focused on the development of oral therapies for the treatment of metabolic dysfunction-associated steatohepatitis (“MASH”), today announced the results of the votes of its Combined Shareholders’ Meeting.

The Combined Shareholders' Meeting was held on Thursday November 27, 2025, at 9 a.m. at Hôtel Villa M, 24-30 Bd Pasteur, 75015 Paris (France), under the chairmanship of Mr. Pierre Broqua.

Mr. Pierre Broqua proceeded to the usual formalities of the opening of the meeting, in particular to the constitution of the Bureau by appointing Mr. Eric Duranson, as secretary of the general meeting.

All the resolutions submitted to vote have been adopted by the shareholders, with the exception of the 5th resolution, which had been the subject of a negative recommendation by the Board of Directors. The 5th resolution would have empowered the Board of Directors to decide on share capital increases reserved for members of a company savings plan to be set up by the Company.

Pursuant to Article R. 22-10-14 IV. of the French Commercial Code, the Combined Shareholders’ Meeting approved, without modification, the compensation policy for the Chief Executive Officer as described in the Combined Shareholders' Meeting notice brochure available on the Company's website under the heading “Shareholders' Meeting”.

  Total number of shares composing the share capital: 191 077 498
  Total number of shares with voting rights: 191 027 885
	Ordinary part			Extraordinary part
	Shareholders	Shares	Votes	Shareholders	Shares	Votes
Shareholders present	4	5 612 544	11 224 768	4	5 612 544	11 224 768
Proxy to third parties	0	0	0	0	0	0
Proxy to the Chairman	229	2 321 121	2 332 956	229	2 321 121	2 332 956
Mail votes	208	99 868 766	106 050 950	208	99 868 766	106 050 950
TOTAL	441	107 802 431	119 608 674	441	107 802 431	119 608 674
Quorum	56,432%			56,432%

VOTE RESULTS Ordinary Resolutions
Resolution	Result	For		Against		Abstention		Total number of votes cast	Total number of votes cast	Proportion of represented share capital	Non- voting votes	Invalid votes	Quorum
		Votes	%	Votes	%	Votes	%
1	Adopted	107 333 132	89,783%	12 214 673	10,217%	60 869	-	119 547 805	107 802 431	56,418%	0	0	56,432%
2	Adopted	96 132 885	88,746%	12 190 145	11,254%	61 196	-	108 323 030	102 190 207	53,481%	11 224 448	0	56,432%
3	Adopted	107 276 651	89,711%	12 304 095	10,289%	27 928	-	119 580 746	107 802 431	56,418%	0	0	56,432%
6	Adopted	119 450 235	99,953%	56 247	0,047%	102 192	-	119 506 482	107 802 431	56,418%	0	0	56,432%

VOTE RESULTS Extraordinary Resolutions
Resolution	Result	For		Against		Abstention		Total number of votes cast	Total number of votes cast	Proportion of represented share capital	Non- voting votes	Invalid votes	Quorum
		Votes	%	Votes	%	Votes	%
4	Adopted	107 410 786	89,888%	12 083 342	10,112%	114 546	-	119 494 128	107 802 431	56,418%	0	0	56,432%
5	Rejected	49 750 408	41,642%	69 722 055	58,358%	136 211	-	119 472 463	107 802 431	56,418%	0	0	56,432%

About Inventiva

Inventiva is a clinical-stage biopharmaceutical company focused on the research and development of oral small molecule therapies for the treatment of patients with MASH and other diseases with significant unmet medical need. The Company is currently evaluating lanifibranor, a novel pan-PPAR agonist, in the NATiV3 pivotal Phase 3 clinical trial for the treatment of adult patients with MASH, a common and progressive chronic liver disease.

Inventiva is a public company listed on compartment B of the regulated market of Euronext Paris (ticker: IVA, ISIN: FR0013233012) and on the Nasdaq Global Market in the United States (ticker: IVA). http://www.inventivapharma.com

Contacts

Inventiva Pascaline Clerc EVP, Strategy and Corporate Affairs media@inventivapharma.com +1 202 499 8937	ICR Healthcare Media Relations Alexis Feinberg inventivapr@icrhealthcare.com +1 203 939 2225	ICR Healthcare Patricia L. Bank Investor relations patti.bank@icrhealthcare.com +1 415 513 1284

Important Notice

This press release contains certain “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this press release are forward-looking statements. These statements include, but are not limited to, forecasts and estimates with respect to Inventiva’s cash resources, forecasts and estimates with respect to Inventiva’s NATiV3 Phase 3 clinical trial of lanifibranor in MASH , including duration, timing and costs, and the results and timing thereof and regulatory matters with respect thereto, clinical trial data releases and publications, the potential therapeutic benefits of lanifibranor, and future activities, expectations, plans, growth and prospects of Inventiva, and the absence of material adverse events. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will”, “would”, “could”, “might”, “should”, “designed”, “hopefully”, “target”, “potential”, “opportunity”, “possible”, “aim”, and “continue” and similar expressions. Such statements are not historical facts but rather are statements of future expectations and other forward-looking statements that are based on management's beliefs. These statements reflect such views and assumptions prevailing as of the date of the statements and involve known and unknown risks and uncertainties that could cause future results, performance, or future events to differ materially from those expressed or implied in such statements. Actual events are difficult to predict and may depend upon factors that are beyond Inventiva's control. There can be no guarantees with respect to pipeline product candidates that the clinical trial results will be available on their anticipated timeline, that future clinical trials will be initiated as anticipated, that product candidates will receive the necessary regulatory approvals, or that any of the anticipated milestones by Inventiva or its partners will be reached on their expected timeline, or at all. Future results may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates due to a number of factors, including that the recommendation of the DMC may not be indicative of a potential marketing approval, Inventiva cannot provide assurance on the impacts of the Suspected Unexpected Serious Adverse Reaction on the results or timing of the NATiV3 trial or regulatory matters with respect thereto, that Inventiva is a clinical-stage company with no approved products and no historical product revenues, Inventiva has incurred significant losses since inception and has never generated any revenue from product sales, Inventiva will require additional capital to finance its operations, in the absence of which, Inventiva may be required to significantly curtail, delay or discontinue one or more of its research or development programs or be unable to expand its operations or otherwise capitalize on its business opportunities and may be unable to continue as a going concern, Inventiva’s ability to obtain financing and to enter into potential transactions, Inventiva's future success is dependent on the successful clinical development, regulatory approval and subsequent commercialization of its lanifibranor, preclinical studies or earlier clinical trials are not necessarily predictive of future results and the results of Inventiva's and its partners’ clinical trials may not support Inventiva's and its partners’ product candidate claims, Inventiva's expectations with respect to its clinical trials may prove to be wrong and regulatory authorities may require additional holds and/or additional amendments to Inventiva’s clinical trials, Inventiva’s expectations with respect to the clinical development plan for lanifibranor for the treatment of MASH may not be realized and may not support the approval of a New Drug Application, Inventiva’s ability to identify additional products or product candidates with significant commercial potential, Inventiva’s expectations with respect to its pipeline prioritization plan and related workforce reduction, including whether the plan will be implemented and the timing, potential benefits, expenses and consequences relating thereto, Inventiva’s ability to execute on its commercialization, marketing and manufacturing capabilities and strategy, Inventiva’s ability to successfully cooperate with existing partners or enter into new partnerships, and to fulfill its obligations under any agreements entered into in connection with such partnerships, the benefits of its existing and future partnerships on the clinical development, regulatory approvals and, if approved, commercialization of its product candidates, and the achievement of milestones thereunder and the timing thereof, Inventiva and its partners may encounter substantial delays beyond expectations in their clinical trials or fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities, the ability of Inventiva and its partners to recruit and retain patients in clinical studies, enrollment and retention of patients in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside Inventiva's and its partners’ control, Inventiva's product candidates may cause adverse drug reactions or have other properties that could delay or prevent their regulatory approval, or limit their commercial potential, Inventiva faces substantial competition and Inventiva’s business, and pre-clinical studies and clinical development programs and timelines, its financial condition and results of operations could be materially and adversely affected by changes in laws and regulations, unfavorable conditions in its industry, geopolitical events, such as the conflict between Russia and Ukraine and related sanctions, the conflict in the Middle East and the related risk of a larger conflict, health epidemics, and macroeconomic conditions, including developments in international trade policies, global inflation, financial and credit market fluctuations, tariffs and other trade barriers, international trade relations, political turmoil, and natural catastrophes, uncertain financial markets and disruptions in banking systems. Given these risks and uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts, and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this press release. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Please refer to the Universal Registration Document for the year ended December 31, 2024 filed with the Autorité des Marchés Financiers on April 15, 2025 and the Annual Report on Form 20-F for the year ended December 31, 2024 filed with the Securities and Exchange Commission (the “SEC”) on April 15, 2025 for other risks and uncertainties affecting Inventiva, including those described under the caption “Risk Factors”, and in future filings with the SEC. Other risks and uncertainties of which Inventiva is not currently aware may also affect its forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. All information in this press release is as of the date of the release. Except as required by law, Inventiva has no intention and is under no obligation to update or review the forward-looking statements referred to above. Consequently, Inventiva accepts no liability for any consequences arising from the use of any of the above statements.

Attachment

  Inventiva - PR - Results General Meeting November 2025 - EN - 11 28 2025 (https://ml-eu.globenewswire.com/Resource/Download/dd169ddd-2c94-4ceb-883b-0422ab473547)